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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                                                                          --------------------------
                       FORM N-17f-1                                              OMB APPROVAL
                                                                          --------------------------
                                                                           OMB Number: 3235-0359
  Certificate of Accounting of Securities and Similar                     --------------------------
    Investments of a Management Investment Company                         Expires: April 30, 1994
            in the Custody of Members of                                   Estimated average burden
           National Securities Exchanges                                   hours per form. . . 0.05
                                                                          --------------------------

       Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

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
1.   Investment Company Act File Number:                                    Date examination completed:

     801-5443                                                                    3/31/2001
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2.   State identification Number:
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     AL                AK                AZ                AR                CA               CO
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     CT                DE                DC                FL                GA               HI
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     ID                IL                IN                IA                KS               KY
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     LA                ME                MD                MA                MI               MN
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     MS                MO                MT                NE                NV               NH
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     NJ                NM                NY                NC                ND               OH
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     OK                OR                PA                RI                SC               SD
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     TN                TX                UT                VT                VA               WA
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     WV                WI                WY                PUERTO RICO
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Other (specify):
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3.   Exact name of investment company as specified in registration statement:
     Calamos Investment Trust
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4.   Name under which business is conducted, if different from above:
     Calamos Market Neutral Fund
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5.   Address of principal place of business (number, street, city, state, zip code):
     1111 East Warrenville Road, Naperville, IL 60563
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INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

             THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth
       A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                                                                 SEC 2205(5-91)
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               Report of Management on Compliance with Rules 17f-1
                      of the Investment Company Act of 1940


May 30, 2001


We, as members of management of Calamos Investment Trust - Calamos Market Neutral Fund (the "Trust"), are responsible for complying with the requirements of subsection (b)(1) of Rule 17f-1, "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsection (b)(1) of Rule 17f-1 as of March 31, 2001.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsection (b)(1) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2001 with respect to securities and similar investments reflected in the investment account of the Trust.



Calamos Investment Trust


/s/ John P. Calamos
-------------------------
John P. Calamos
Trust President


/s/ James Hamman
--------------------------
James Hamman
Trust Secretary


/s/ Rhowena Blank
-------------------------
Rhowena Blank
Trust Treasurer

                        Report of Independent Accountants


To the Board of Trustees of
Calamos Investment Trust -
       Calamos Market Neutral Fund




We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-1 of the Investment Company Act of 1940," that Calamos Investment Trust - Calamos Market Neutral Fund (the "Trust") complied with the requirements of subsection (b)(1) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2001 with respect to securities and similar investments reflected in the investment account of the Trust. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2000 (the date of last examination) through March 31, 2001;

o Confirmation of all securities and similar investments held by Wexford Clearing Services, Inc. (Custodian) in book entry form;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Trust and the Custodian; and

o Agreement of two security and/or investment purchases and two security and/or investment sales or maturities since our last examination from the books and records of the Trust to the trade ticket and subsequent cash settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that Calamos Investment Trust - Calamos Market Neutral Fund complied with the requirements of subsection (b)(1) of Rule 17f-1 of the Investment Company Act of 1940 as of March 31, 2001, with respect to securities and similar investments reflected in the investment account of the Trust, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of trustees and management of Calamos Investment Trust - Calamos Market Neutral Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                 /s/ Ernst & Young LLP


Chicago, Illinois
May 30, 2001